FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item

1.	Press Release dated March 20, 2003 titled, “Banco Santander Chile Announces Its Annual Shareholders’ Meeting.”

2.	Translation of significant event published in Estrategia Newspaper on April 16, 2003.

ITEM 1

Banco Santander Chile

CONTACTS:
Raimundo Monge	Robert Moreno	Desirée Soulodre
Banco Santander Chile	Banco Santander Chile	Banco Santander Chile
562-320-8505	562-320-8284	562-647-6474

BANCO SANTANDER CHILE ANNOUNCES

ITS ANNUAL SHAREHOLDERS’ MEETING

Santiago, Chile, March 20, 2003.1 —Banco Santander Chile (NYSE: SAN) announced today that Chile’s Superintendency of Banks has been notified that during the meeting on Tuesday, March 18th, 2003 Banco Santander-Chile’s board of directors decided to call for the Annual Shareholders’ Meeting, to be held at 5:00 p.m., April 29, 2003, at the Bank’s main office located at Bandera 140, 12 floor, in Santiago.

During the same meeting, the board also agreed to propose a dividend payment of Ch$0.83479959 per share, based on fiscal year results ending December 31, 2002. If approved at the shareholder’s meeting, the dividend payout would be distributed by May 29th, 2003.

1  Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Chile involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank’s control. Accordingly, the Bank’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank’s filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

ITEM 2

SIGNIFICANT EVENT

As disclosed in Articles 9 and 10 of Law 18,045 Banco Santander Chile informs that in an Extraordinary Board Meeting held on April 15, 2003 the resignation of Vittorio Corbo Lioi as a Board member was accepted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	April 18, 2003	By:	/s/ Gonzalo Romero
			Name:	Gonzalo Romero
			Title:	General Counsel